Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday April 23, 2013
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise).

CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the first quarter ended March 31, 2013.

First Quarter 2013 Highlights

•                  Revenue: $1.37 billion, within the range of our guidance of $1.325 to $1.425 billion (announced January 22, 2013)

•                  Revenue decreased 19%, compared to the first quarter of 2012, relatively flat after excluding revenue from Research In Motion Limited (RIM) for the first quarter of 2012

•                  IFRS EPS: $0.06 per share, compared to $0.20 per share for the first quarter of 2012

•                  Adjusted EPS (non-IFRS): $0.16 per share, within the range of our guidance of $0.11 to $0.17 per share (announced January 22, 2013)

•                  Free cash flow (non-IFRS): $13.5 million, compared to $44.4 million for the first quarter of 2012

•                  Diversified end market: 24% of total revenue, increased from 19% of total revenue for the first quarter of 2012

“Celestica delivered first quarter revenue consistent with our expectations, while achieving profitability at the high end of the guidance range driven through solid execution and disciplined cost management,” said Craig Muhlhauser, Celestica President and Chief Executive Officer. “With the overall economic outlook expected to remain challenging, we continue to focus our efforts on delivering value to our customers through strong operational performance, and on improving our financial performance through productivity improvements and effectively managing our costs and resources, while making the necessary investments to support our longer term objectives.”

First Quarter 2013 Summary

	Three months ended March 31
	2012	2013
Revenue (in millions)	$1,690.9	$1,372.4

IFRS net earnings (in millions) (i)	$43.2	$10.5
IFRS EPS(i)	$0.20	$0.06

Adjusted net earnings (non-IFRS) (in millions)(ii)	$53.6	$30.0
Adjusted EPS (non-IFRS)(ii)	$0.25	$0.16
Non-IFRS return on invested capital (ROIC)(ii)	23.7%	14.4%
Non-IFRS operating margin(ii)	3.4%	2.5%

(i)            International Financial Reporting Standards (IFRS) net earnings for the first quarter of 2013 included an aggregate charge of $0.10 (pre-tax) per share for stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges. This is within the range we provided on January 22, 2013 of a charge between $0.07 and $0.13 per share.

(ii)           Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies using IFRS or other generally accepted accounting principles (GAAP). See Schedule 1 for non-IFRS definitions and a reconciliation of non-IFRS to IFRS measures (where a comparable IFRS measure exists).

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End Markets by Quarter as a Percentage of Total Revenue

	2012					2013
	Q1	Q2	Q3	Q4	FY	Q1
Communications	33%	32%	37%	37%	35%	40%
Consumer	23%	21%	15%	9%	18%	7%
Diversified (i)	19%	19%	21%	23%	20%	24%
Servers	15%	16%	14%	17%	15%	16%
Storage	10%	12%	13%	14%	12%	13%
Revenue (in billions)	$1.69	$1.74	$1.58	$1.50	$6.51	$1.37

(i)             Our diversified end market is comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other.

Restructuring Update

We completed our manufacturing services for RIM and the related transition activities in 2012. Due to the historical significance of RIM to our operations and in response to the continued challenging demand environment, in July 2012 we announced restructuring actions throughout our global network to reduce our overall cost structure and improve our margin performance. We continue to estimate the total restructuring charges to complete our planned actions to be in the range of $55 million to $65 million. Of this estimated amount, we recorded $44.0 million in 2012 and $7.3 million in the first quarter of 2013. We expect to complete the remaining actions by the end of 2013.

Second Quarter 2013 Outlook

For the second quarter ending June 30, 2013, we anticipate revenue to be in the range of $1.375 to $1.475 billion, and adjusted net earnings per share to be in the range of $0.13 to $0.19. We expect a negative $0.05 to $0.10 per share (pre-tax) aggregate impact on an IFRS basis for the following items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

First Quarter Webcast and Annual Shareholders Meeting Webcast

Management will host its first quarter results conference call today at 8:00 a.m. Eastern Daylight Time. The company’s Annual Meeting of Shareholders will be held today at 9:00 a.m. Eastern Daylight Time at the TMX Broadcast Centre, The Exchange Tower, 130 King St. West, Toronto, Ontario. Both webcasts can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. See Schedule 1. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Safe Harbor and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth; trends in our industry; our financial or operational results including our quarterly revenue and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring charges, capital expenditures or benefits; our expected tax outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; and the effect of the global economic environment on customer demand. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian provincial and territorial securities legislation. Forward-looking statements are not guarantees of future performance. Readers should understand that the following important factors, among others, may affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: our dependence on a limited number of customers and on our customers’ ability to compete and succeed in the marketplace with the products we manufacture; the effects of price and other competitive factors generally affecting the electronics manufacturing services (EMS) industry; the challenges of effectively managing our operations and our working capital performance during uncertain economic conditions, including responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; the challenges of diversifying our customer base, including the extent, timing, and costs of replacing revenue from lost programs or customer disengagements; the challenges of managing changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events, including natural disasters, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, and other risks present in the jurisdictions in which we, our customers and our suppliers operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials used in our manufacturing process; the risk of non-performance by counterparties; the challenges of mitigating our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results; our ability to successfully manage our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally, and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits; our ability to successfully implement and complete our restructuring plans and integrate our acquisitions in a timely manner; our ability to define and successfully implement an information technology strategy and countermeasures to mitigate the risk of computer viruses, malware, hacking attempts or outages that may disrupt our operations; and the impact of our compliance with applicable laws, regulations and social responsibility initiatives. These and other risks and uncertainties, as well as other information related to Celestica, are discussed herein and in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Our revenue, earnings and other financial guidance, as contained in this press release, is based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the company. The material assumptions may include the following: production schedules from our customers, which generally range from 30 to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by all third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. These assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above. It is Celestica’s policy that our guidance is effective as of the date given, and, if required to be updated, will be communicated through a public announcement.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures include gross profit, gross margin (gross profit as a percentage of revenue), selling, general and administrative expenses (SG&A), SG&A as a percentage of revenue, operating earnings (EBIAT), operating margin (EBIAT as a percentage of revenue), adjusted net earnings, adjusted net earnings per share, return on invested capital (ROIC), free cash flow, cash cycle days and inventory turns. In calculating these non-IFRS financial measures, management excludes the following items, as applicable: stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (most significantly restructuring charges), the write-down of goodwill, intangible assets and property, plant and equipment, and gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies using IFRS, or our North American competitors who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS where a comparable IFRS measure exists.

The economic substance of these exclusions and management’s rationale for excluding these from non-IFRS financial measures is provided below:

Stock-based compensation, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude stock-based compensation from their core operating results, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who use U.S. GAAP and non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangibles varies among competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, facility closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities.  We believe this exclusion permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their fair value. Our competitors may record impairment charges at different times and excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Gains or losses related to the repurchase of shares or debt are excluded as these gains or losses do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

Significant deferred tax write-offs or recoveries are excluded as these write-offs or recoveries do not impact core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, a reconciliation of IFRS to non-IFRS measures (in millions, except per share amounts):

	Three months ended March 31
	2012		2013
		% of revenue		% of revenue
Revenue	$1,690.9		$1,372.4

IFRS gross profit	$112.1	6.6%	$86.8	6.3%
Stock-based compensation	3.3		3.1
Non-IFRS gross profit	$115.4	6.8%	$89.9	6.6%

IFRS SG&A	$60.0	3.5%	$56.7	4.1%
Stock-based compensation	(7.4)		(6.4)
Non-IFRS SG&A	$52.6	3.1%	$50.3	3.7%

IFRS earnings before income taxes	$46.7		$15.4
Finance costs	0.8		0.8
Stock-based compensation	10.7		9.5
Amortization of intangible assets (excluding computer software)	0.8		1.7
Restructuring and other charges (recoveries)	(1.1)		7.3
Non-IFRS operating earnings (EBIAT) (1)	$57.9	3.4%	$34.7	2.5%

IFRS net earnings	$43.2	2.6%	$10.5	0.8%
Stock-based compensation	10.7		9.5
Amortization of intangible assets (excluding computer software)	0.8		1.7
Restructuring and other charges (recoveries)	(1.1)		7.3
Adjustments for taxes (2)	—		1.0
Non-IFRS adjusted net earnings	$53.6	3.2%	$30.0	2.2%

Diluted EPS
Weighted average # of shares (in millions)	217.9		185.0
IFRS earnings per share	$0.20		$0.06
Non-IFRS adjusted net earnings per share	$0.25		$0.16
# of shares outstanding (in millions)	211.6		184.0

IFRS cash provided by operations	$84.1		$23.3
Purchase of property, plant and equipment, net of sales proceeds	(38.7)		(9.0)
Finance costs paid	(1.0)		(0.8)
Non-IFRS free cash flow (3)	$44.4		$13.5

ROIC % (4)	23.7%		14.4%

(1)          EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes.  EBIAT also excludes stock-based compensation, restructuring and other charges, net of recoveries, gains or losses related to the repurchase of shares or debt, and impairment charges.

(2)          The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

(3)          Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from or used in operating activities after the purchase of property, plant and equipment (net of proceeds from sale of certain surplus equipment and property) and finance costs paid.

(4)          Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated by dividing EBIAT by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. There is no comparable measure under IFRS.

The following table sets forth, for the periods indicated, our calculation of ROIC % (in millions, except ROIC %):

	Three months ended March 31
	2012	2013
Non-IFRS operating earnings (EBIAT)	$57.9	$34.7
Multiplier	4	4
Annualized EBIAT	$231.6	$138.8

Average net invested capital for the period	$977.5	$965.4

ROIC %	23.7%	14.4%

	December 31 2012	March 31 2013
Net invested capital consists of:
Total assets	$2,658.8	$2,643.4
Less: cash	550.5	531.3
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,143.9	1,145.7
Net invested capital by quarter	$964.4	$966.4

	December 31 2011	March 31 2012
Net invested capital consists of:
Total assets	$2,969.6	$2,955.4
Less: cash	658.9	646.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,346.6	1,317.8
Net invested capital by quarter	$964.1	$990.9

GUIDANCE SUMMARY

	Q1 13 Guidance	Q1 13 Actual	Q2 13 Guidance (1)

Revenue (in billions)	$1.325 to $1.425	$1.37	$1.375 to $1.475

Adjusted EPS (diluted)	$0.11 to $0.17	$0.16	$0.13 to $0.19

(1)  We expect a negative $0.05 to $0.10 per share (diluted) pre-tax aggregate impact on an IFRS basis for the following recurring items: stock-based compensation, amortization of intangible assets (excluding computer software) and restructuring charges.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1 2012	December 31 2012	March 31 2013
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$550.5	$531.3
Accounts receivable (note 5)	810.8	700.5	685.7
Inventories (note 6)	880.7	745.7	788.8
Income taxes receivable	9.1	13.8	15.1
Assets classified as held-for-sale	32.1	30.8	29.3
Other current assets	71.0	69.4	61.3
Total current assets	2,462.6	2,110.7	2,111.5

Property, plant and equipment	322.7	337.0	327.6
Goodwill	48.0	60.3	60.3
Intangible assets	35.5	53.0	50.2
Deferred income taxes	41.4	36.6	34.9
Other non-current assets	59.4	61.2	58.9
Total assets	$2,969.6	$2,658.8	$2,643.4

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 7)	$—	$55.0	$20.0
Accounts payable	1,002.6	831.6	868.2
Accrued and other current liabilities	268.7	243.7	214.4
Income taxes payable	39.0	37.8	37.3
Current portion of provisions	36.3	30.8	25.8
Total current liabilities	1,346.6	1,198.9	1,165.7

Pension and non-pension post-employment benefit obligations (note 2)	113.8	110.2	108.8
Provisions and other non-current liabilities	11.1	13.5	13.8
Deferred income taxes	27.6	13.5	10.7
Total liabilities	1,499.1	1,336.1	1,299.0

Equity:
Capital stock (note 8)	3,348.0	2,774.7	2,785.3
Treasury stock (note 8)	(37.9)	(18.3)	(2.2)
Contributed surplus	369.5	653.2	638.9
Deficit (note 2)	(2,196.8)	(2,091.0)	(2,080.5)
Accumulated other comprehensive income (loss)	(12.3)	4.1	2.9
Total equity	1,470.5	1,322.7	1,344.4
Total liabilities and equity	$2,969.6	$2,658.8	$2,643.4

Contingencies (note 12)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended
	March 31
	2012	2013
Revenue	$1,690.9	$1,372.4
Cost of sales (note 6)	1,578.8	1,285.6
Gross profit	112.1	86.8
Selling, general and administrative expenses (SG&A)	60.0	56.7
Research and development	3.2	3.2
Amortization of intangible assets	2.5	3.4
Other charges (recoveries) (note 9)	(1.1)	7.3
Earnings from operations	47.5	16.2
Finance costs	0.8	0.8
Earnings before income taxes	46.7	15.4
Income tax expense (recovery) (note 10):
Current	3.5	6.1
Deferred	—	(1.2)
	3.5	4.9
Net earnings for the period	$43.2	$10.5

Basic earnings per share	$0.20	$0.06

Diluted earnings per share	$0.20	$0.06

Shares used in computing per share amounts (in millions):
Basic	215.7	183.4
Diluted	217.9	185.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended
	March 31
	2012	2013
Net earnings for the period	$43.2	$10.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations (a)	1.1	(3.2)
Changes from derivatives designated as hedges (a)	12.2	2.0
Total comprehensive income for the period	$56.5	$9.3

(a) Amounts may be reclassified to net earnings in subsequent periods.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit (note 2)	Accumulated other comprehensive income (loss) (a)	Total equity
Balance — January 1, 2012, as previously reported	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Impact of change in accounting policy (note 2)	—	—	—	6.7	—	6.7
Restated balance at January 1, 2012	3,348.0	(37.9)	369.5	(2,196.8)	(12.3)	1,470.5
Capital transactions (note 8):
Issuance of capital stock	11.1	—	(8.3)	—	—	2.8
Repurchase of capital stock for cancellation	(99.5)	—	43.1	—	—	(56.4)
Purchase of treasury stock	—	(3.0)	—	—	—	(3.0)
Stock-based compensation and other	—	38.4	(27.0)	—	—	11.4
Total comprehensive income:
Net earnings for the period	—	—	—	43.2	—	43.2
Other comprehensive income, net of tax:
Currency translation differences for foreign operations	—	—	—	—	1.1	1.1
Changes from derivatives designated as hedges	—	—	—	—	12.2	12.2
Balance — March 31, 2012	$3,259.6	$(2.5)	$377.3	$(2,153.6)	$1.0	$1,481.8

Balance — January 1, 2013, as previously reported	$2,774.7	$(18.3)	$653.2	$(2,097.0)	$4.1	$1,316.7
Impact of change in accounting policy (note 2)	—	—	—	6.0	—	6.0
Restated balance at January 1, 2013	2,774.7	(18.3)	653.2	(2,091.0)	4.1	1,322.7
Capital transactions (note 8):
Issuance of capital stock	10.6	—	(7.9)	—	—	2.7
Purchase of treasury stock	—	(0.4)	—	—	—	(0.4)
Stock-based compensation and other	—	16.5	(6.4)	—	—	10.1
Total comprehensive income:
Net earnings for the period	—	—	—	10.5	—	10.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(3.2)	(3.2)
Changes from derivatives designated as hedges	—	—	—	—	2.0	2.0
Balance — March 31, 2013	$2,785.3	$(2.2)	$638.9	$(2,080.5)	$2.9	$1,344.4

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended
	March 31
	2012	2013
Cash provided by (used in):
Operating activities:
Net earnings for the period	$43.2	$10.5
Adjustments for items not affecting cash:
Depreciation and amortization	19.2	18.9
Equity-settled stock-based compensation	10.7	9.5
Other charges (note 9)	1.9	0.3
Finance costs	0.8	0.8
Income tax expense	3.5	4.9
Other	7.6	(0.6)
Changes in non-cash working capital items:
Accounts receivable	50.6	14.8
Inventories	(32.4)	(43.1)
Other current assets	3.4	12.9
Accounts payable, accrued and other current liabilities and provisions	(20.0)	1.3
Non-cash working capital changes	1.6	(14.1)
Net income taxes paid	(4.4)	(6.9)
Net cash provided by operating activities	84.1	23.3

Investing activities:
Purchase of computer software and property, plant and equipment	(38.8)	(10.6)
Proceeds from sale of assets	0.1	1.6
Net cash used in investing activities	(38.7)	(9.0)

Financing activities:
Repayment under credit facilities (note 7)	—	(35.0)
Issuance of capital stock (note 8)	2.8	2.7
Repurchase of capital stock for cancellation (note 8)	(56.4)	—
Purchase of treasury stock (note 8)	(3.0)	(0.4)
Finance costs paid	(1.0)	(0.8)
Net cash used in financing activities	(57.6)	(33.5)

Net decrease in cash and cash equivalents	(12.2)	(19.2)
Cash and cash equivalents, beginning of period	658.9	550.5
Cash and cash equivalents, end of period	$646.7	$531.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2013 and the results of operations, comprehensive income and cash flows for the three months ended March 31, 2013.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on April 22, 2013.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes;  the amount of restructuring charges or recoveries;  the measurement of the recoverable amount of our cash generating units (CGU); our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges associated with restructuring plans.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2012 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below.

Recently adopted accounting pronouncements:

Effective January 1, 2013, we adopted the following new or amended accounting standards as issued by the IASB: IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of Interests in Other Entities) and IFRS 13 (Fair Value Measurement), and the amendments to IAS 1 (Presentation of Financial Statements) and IFRS 7 (Financial Instruments - Disclosures). The adoption of these standards and amendments did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2013, we adopted the amendment to IAS 19 (Employee Benefits) issued by the IASB, which requires a retroactive restatement of prior periods. As of January 1, 2012, we had $6.7 of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $6.7 as of January 1, 2012 (December 31, 2012 — $6.0). The impact on our net earnings for 2012 and for the first quarter of 2013 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations through other comprehensive income and to reclassify the amounts to deficit.

3.                                      RECENT ACQUISITION

In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world’s leading semiconductor capital equipment manufacturers. The final purchase price was $71.0, net of cash acquired, which we financed from cash on hand. On the acquisition date, we recorded $26.4 in goodwill and $24.0 in customer intangible assets. We expensed $0.9 in acquisition-related transaction costs during 2012 through other charges.

4.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions on insourcing), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended March 31
	2012	2013
Communications	33%	40%
Consumer	23%	7%
Diversified	19%	24%
Servers	15%	16%
Storage	10%	13%

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Customers:

For the first quarter of 2013, we had two customers that individually represented more than 10% of total revenue (first quarter of 2012 — one customer). We completed our manufacturing services for Research In Motion Limited (RIM) and the related transition activities by the end of 2012. Our revenue from RIM in the first quarter of 2013 was zero (first quarter of 2012 — 19% of total revenue; fourth quarter of 2012 — minimal). For the full year 2012, RIM accounted for 12% of total revenue.

5.                                      ACCOUNTS RECEIVABLE

We have an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Both banks had a Standard and Poor’s long-term rating of A or above and short-term rating of A-1 at March 31, 2013. This agreement can be terminated at any time by the banks or us. At March 31, 2013, we had sold $60.0 of accounts receivable under this facility (December 31, 2012 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record through finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory provisions of $3.3 for the first quarter of 2013 (first quarter of 2012 — $3.5). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.                                      CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. We pledged certain assets as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175.0 of our subordinate voting shares which we funded in part through this credit facility. See note 8. At March 31, 2013, we had $20.0 outstanding under this facility (December 31, 2012 — $55.0 outstanding), and we were in compliance with all covenants. Commitment fees paid in the first quarter of 2013 were $0.5. At March 31, 2013, we had issued $30.5 (December 31, 2012 — $31.1) in letters of credit under this facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which total $70.0 at March 31, 2013. There were no amounts outstanding under these overdraft facilities at March 31, 2013 (December 31, 2012— no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

8.                                      CAPITAL STOCK

In the fourth quarter of 2012, we completed a SIB and repurchased for cancellation 22.4 million subordinate voting shares for $175.0. We funded the share repurchases using a combination of cash on hand and cash drawn from our revolving credit facility. See note 7.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Our Normal Course Issuer Bid (NCIB) that allowed us to repurchase up to 16.2 million subordinate voting shares in the open market expired in February 2013. During the first quarter of 2013, we did not repurchase any subordinate voting shares for cancellation under the NCIB. During the first quarter of 2012, we had paid $56.4 to repurchase for cancellation 6.0 million subordinate voting shares under this NCIB (full year 2012 — paid $113.8 for 13.3 million shares).

We grant share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by issuing new subordinate voting shares from treasury, purchasing subordinate voting shares in the open market, or by settling in cash. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. In addition to the $17.9 paid in the fourth quarter of 2012, we paid $0.4 in January 2013 for a trustee to complete an Automated Share Purchase Plan (ASPP), pursuant to which 2.2 million subordinate voting shares were purchased in the open market for delivery under our equity-based compensation plans. During the first quarter of 2012, we paid $3.0 for the trustee’s purchase of subordinate voting shares in the open market. At March 31, 2013, the trustee held 0.3 million subordinate voting shares with a value of $2.2. At December 31, 2012, the trustee held 0.8 million subordinate voting shares with a value of $6.4, and $11.9 in cash, representing the estimated amount of cash required to complete the ASPP.

The following table outlines the activities for equity-based awards for the three months ended March 31, 2013:

Number of awards (in millions)	Options (iii)	RSUs	PSUs (i)

Outstanding at December 31, 2012	6.0	3.4	4.8
Granted (i)	1.0	2.2	2.1
Exercised or settled (ii)	(0.5)	(1.4)	(1.3)
Forfeited/expired	(0.2)	(0.1)	(0.1)
Outstanding at March 31, 2013	6.3	4.1	5.5

Weighted-average grant date fair value of options and share units granted	$3.73	$8.23	$8.74

(i)                                   During the first quarter of 2013, we granted 2.1 million performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR) and 40% vest based on a non-market performance condition. See note 2(n) of our 2012 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based portion of PSUs using a Monte Carlo simulation model. The fair value of the balance of the PSUs is based on the market value of our subordinate voting shares at the time of grant. We expect to settle these awards with subordinate voting shares purchased in the open market. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs above represents the maximum payout at 200%. During the first quarter of 2012, we granted 2.4 million PSUs, all of which vest based on the achievement of a market performance condition tied to TSR.

(ii)                                During the first quarter of 2013, we received cash proceeds of $2.7 (first quarter of 2012 — $2.8) relating to the exercise of stock options.

(iii)                             We estimated the grant date fair value of options using the Black-Scholes option pricing model. The estimates we use in the pricing model include the following: expected price volatility of our subordinate voting shares, weighted average expected life of the option, expected dividends, and the risk-free interest rate.

For the first quarter of 2013, stock-based compensation expense was $9.5 (first quarter of 2012 — $10.7). The amount of our stock-based compensation expense varies each period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.                                      OTHER CHARGES (RECOVERIES)

Our other charges (recoveries) are comprised of the following restructuring charges (recoveries):

	Three months ended March 31
	2012	2013
Cash charges (recoveries)	$(3.0)	$7.0
Non-cash charges	1.9	0.3
	$(1.1)	$7.3

We completed our manufacturing services for RIM and the related transition activities by the end of 2012. Due to the historical significance of RIM to our operations and in response to the continued challenging demand environment, we previously announced restructuring actions throughout our global network to reduce our overall cost structure and improve our margin performance. We recorded restructuring charges of $7.3 in the first quarter of 2013 and $44.0 in 2012. In the first quarter of 2013, we recorded cash charges of $7.0, primarily related to employee termination costs for actions taken throughout our global network.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees with whom we have communicated. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

At March 31, 2013, our restructuring provision was $10.9 (December 31, 2012 — $14.8), comprised primarily of employee termination costs which we expect to pay by the end of June 2013.

10.                               INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

See note 12 regarding income tax contingencies.

11.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized through our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2012 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2012. There have been no significant changes to the source of our inputs since December 31, 2012.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Cash and cash equivalents are comprised of the following:

	December 31 2012	March 31 2013
Cash	$265.3	$311.9
Cash equivalents	285.2	219.4
	$550.5	$531.3

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at March 31, 2013 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

Our major currency exposures at March 31, 2013 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at March 29, 2013.

	Malaysian ringgit	Mexican peso	Thai baht
Cash and cash equivalents	$0.9	$1.8	$0.5
Other financial assets	0.6	0.4	0.4
Accounts payable and certain accrued and other liabilities and provisions	(14.7)	(13.6)	(18.1)
Net financial liabilities	$(13.2)	$(11.4)	$(17.2)

Foreign currency risk sensitivity analysis:

At March 31, 2013, the financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Malaysian ringgit	Mexican peso	Thai baht
	Increase (decrease)
1% Strengthening
Net earnings	$—	$—	$—
Other comprehensive income	0.8	0.3	1.0
1% Weakening
Net earnings	—	—	—
Other comprehensive income	(0.8)	(0.3)	(1.0)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At March 31, 2013, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$244.4	$0.99	6	$(2.1)
Thai baht	117.3	0.03	15	5.7
Malaysian ringgit	94.4	0.32	15	0.2
Mexican peso	49.5	0.08	12	1.6
British pound	77.4	1.57	4	2.4
Chinese renminbi	41.8	0.16	12	0.2
Euro	13.2	1.29	4	(0.1)
Romanian leu	12.2	0.28	12	0.1
Japanese yen	16.4	0.01	2	(0.1)
Singapore dollar	10.5	0.81	12	(0.1)
Other	9.6	—	3	—
Total	$686.7			$7.8

At March 31, 2013, the fair value of these contracts was a net unrealized gain of $7.8 (December 31, 2012 — $4.2). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at March 31, 2013 was not significant, is recognized immediately in our consolidated statement of operations. At March 31, 2013, we recorded $11.2 of derivative assets in other current assets and $3.4 of derivative liabilities in accrued and other current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.                              CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, which ruling is subject to appeal, but the court has not granted leave nor certification of any actions. We believe the

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have proposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $40.4 at current exchange rates).

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $30.7 million Canadian dollars (approximately $30.2 at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. Although we believe it is unlikely to occur, the Brazilian tax authorities have the right to present a Special Appeal to challenge the Higher Administrative Court decision. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit. Brazilian tax authorities are not precluded from taking similar positions in future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 50.1 million Brazilian reais (approximately $24.9 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.